UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

UNDER THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)
 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2021

STAR PEAK CORP II

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-39835 (Commission File Number)	85-3374823 (I.R.S. Employer Identification Number)

1603 Orrington Avenue, 13th Floor Evanston, Illinois (Address of principal executive offices)	60201 (Zip Code)

Registrant’s telephone number, including area code: (847) 905-4500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one warrant	STPC.U	The New York Stock Exchange
Shares of Class A common stock included as part of the units	STPC	The New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	STPC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On September 28, 2021, Star Peak Corp II (the “Company” or “STPC” and, following the consummation of the Merger (as defined below), “New Benson Hill”) held a special meeting in lieu of the 2021 annual meeting of stockholders (the “Special Meeting”) as a virtual meeting, conducted via live webcast, in connection with the proposed business combination by and among the Company, STPC II Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPC (“Merger Sub”), and Benson Hill, Inc., a Delaware corporation (“Benson Hill”), as described in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and mailed to stockholders on September 2, 2021 (the “Proxy Statement”). Each proposal (individually a “Proposal” and, collectively, the “Proposals”) voted upon at the Special Meeting is described in detail in the Proxy Statement and the final voting results are indicated below.

As of the close of business on August 9, 2021, the record date for the Special Meeting, there were approximately 40,250,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and 10,062,500 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”), outstanding. A total of 40,074,327 shares of Common Stock, including 10,062,500 shares of Class B Common Stock, representing approximately 79.65% of the outstanding shares of Common Stock entitled to vote, were present in person or by proxy, constituting a quorum.

Proposal No. 1 – The Business Combination Proposal – To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 8, 2021 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among the Company, Merger Sub and Benson Hill, and to approve the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Benson Hill with Benson Hill surviving the merger as a wholly owned subsidiary of the Company (the “Merger”) (Class A Common Stock and Class B Common Stock, voting together as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,738,710	509,233	826,384	0

The Business Combination Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

The Charter Proposals – To consider and vote upon each of Proposals No. 2 through No. 5 to approve the following amendments to the Company’s current amended and restated certificate of incorporation (the “Existing Charter”) as set forth in the proposed second amended and restated certificate of incorporation of STPC (the “Proposed Charter”) that will be in effect upon the closing of the Merger:

Proposal No. 2 – Elimination of Class B Common Stock – To approve the elimination of the Class B Common Stock classification and provide for a single class of common stock (Class A Common Stock and Class B Common Stock, voting together as a single class, and Class B Common Stock, voting separately as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,736,266	509,237	828,824	0

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Class B Common Stock Broker Non-Votes
10,062,500	0	0	0

The Elimination of Class B Common Stock Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

Proposal No. 3 – Amendments to Waiver of Corporate Opportunities Prospective Only – To provide that amendments to the Company’s waiver of corporate opportunities will only be prospective only and provide certain other clarificatory amendments to the waiver of corporate opportunities provision (Class A Common Stock and Class B Common Stock, voting together as a single class, and Class B Common Stock, voting separately as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,731,666	512,233	830,428	0

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Class B Common Stock Broker Non-Votes
10,062,500	0	0	0

The Amendments to Waiver of Corporate Opportunities Prospective Only Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

Proposal No. 4 – Supermajority Provisions of the Charter and Bylaws – To provide that, prior to the third anniversary of the Merger, the affirmative vote of at least 662∕3% of the voting power of the outstanding shares of capital stock outstanding and entitled to vote thereon, voting together as a single class, shall be required to (A) adopt, amend or repeal the bylaws by action of the stockholders of New Benson Hill, or (B) to amend or repeal any provision of the Proposed Charter in Article V (Board of Directors), Article VI (Amendment of the Governing Documents) Article VII (Stockholder Action), Article VIII (Limitation of Director Liability and Indemnification), Article IX (Business Combinations), Article X (Corporate Opportunity), Article XI (Forum Selection) or Article XII (Miscellaneous) (Class A Common Stock and Class B Common Stock, voting together as a single class, and Class B Common Stock, voting separately as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,487,641	756,107	830,579	0

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Class B Common Stock Broker Non-Votes
10,062,500	0	0	0

The Supermajority Provisions of the Charter and Bylaws Provisions Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

Proposal No. 5 – Replacement of the Existing Charter – Conditioned upon the approval of Proposals No. 2 through No. 4 above, a proposal to approve the Proposed Charter, which includes the approval of all other changes in the Proposed Charter in connection with replacing the Existing Charter with the Proposed Charter, including changing STPC’s name from “Star Peak Corp II” to “Benson Hill, Inc.” as of the closing of the Merger (Class A Common Stock and Class B Common Stock, voting together as a single class, and Class B Common Stock, voting separately as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,612,699	633,124	828,504	0

Class B Common Stock Votes For	Class B Common Stock Votes Against	Class B Common Stock Abstentions	Class B Common Stock Broker Non-Votes
10,062,500	0	0	0

The Replacement of the Existing Charter Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock, voting together as a single class, and at least 50.1% of the Class B Common Stock, voting separately.

Proposal No. 6 – The NYSE Proposal – To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the “NYSE”): (i) the issuance of shares of New Benson Hill common stock immediately following the consummation of the merger, pursuant to the PIPE Agreements (as defined in the Proxy Statement); (ii) the issuance of shares of New Benson Hill common stock pursuant to the Merger Agreement; and (iii) the related change of control of STPC that will occur in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement and PIPE Agreements (Class A Common Stock and Class B Common Stock, voting together as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,736,674	509,228	828,425	0

The NYSE Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

Proposal No. 7 – The Incentive Plan Proposal – To consider and vote upon a proposal to approve and adopt the New Benson Hill 2021 Omnibus Incentive Plan (Class A Common Stock and Class B Common Stock, voting together as a single class):

Common Stock Votes For	Common Stock Votes Against	Common Stock Abstentions	Common Stock Broker Non-Votes
38,228,163	1,014,682	831,482	0

The Incentive Plan Proposal was approved, having received “for” votes from holders of at least 50.1% of the outstanding shares of Common Stock represented in person or by proxy at the Special Meeting.

As there were sufficient votes at the time of the Special Meeting to approve each of the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to stockholders.

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of the remaining closing conditions, as described in the Proxy Statement, the Merger is expected to be consummated on September 29, 2021. Following the consummation Merger, the common stock and warrants of New Benson Hill are expected to begin trading on the NYSE under the symbols “BHIL” and “BHIL WS,” respectively, on September 30, 2021.

Item 8.01 Other Events.

In connection with the Merger, holders of 30,781,843 shares of Class A Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $307,922,466.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the Merger. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Star Peak and Benson Hill’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Star Peak and Benson Hill. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction; the impact of the COVID-19 pandemic on Benson Hill’s business; the ability of Star Peak or the combined company to meet the listing standards of the NYSE; other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the definitive proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2021

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name:	Eric Scheyer
Title:	Chief Executive Officer